Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL),

Notification of Annual General Meeting

Toronto, Ontario April 25, 2014: Caledonia Mining Corporation (the “Company”) announces that the Notice of Annual General Meeting, the Proxy and Information Circular, Proxy Form and the Annual Report to Shareholders have been mailed to the registered shareholders of the Company.   All of these documents are also available on the Company's website at www.caledoniamining.com.

The Annual General Meeting will be held at the office of the Company’s Solicitors (Borden Ladner Gervais LLP) 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, on Tuesday, May 20, 2014 commencing at 9:00 a.m.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751